DWS Strategic Municipal Income Trust (the
"Fund")

Sub-Item 77Q1(d): Copies of all constituent instruments defining the rights of the holders of any new class of securities and of any amendments to constituent instruments referred to in answer to sub-item 77I

A copy of the Fund's Statement Establishing and Fixing the Rights and Preferences of Floating Rate
Municipal Term Preferred Shares is attached under
Sub-Item 77Q1(a).